UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2015

Commission File Number: 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated November 27, 2015 relating to the voluntary announcement of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: November 27, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

INTENTION TO FILE FORM 25 AND

DELIST FROM NASDAQ

The board of directors (the “Board”) of Hong Kong Television Network Limited (the “Company”) hereby announces that the Board has resolved to delist its American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADR”), each representing the right to receive 20 ordinary shares of the Company, from NASDAQ. The Company’s ordinary shares will continue to trade on The Stock Exchange of Hong Kong Limited.

The delisting is sought in view of the limited holdings and trading volume of the ADSs and the time and costs of maintaining the listing of the ADSs in the United States. The Company believes that the delisting is in the best interests of its shareholders. The Company plans to maintain its ADR programme, but where circumstances permit, may terminate the registration of its securities with the U.S. Securities and Exchange Commission (the “SEC”).

The Company intends to file a Form 25 with the SEC to effect the delisting. The expected date for the withdrawal of the listing will be on or around 19 December 2015, which means that the last trading day for the ADSs on NASDAQ will be on or around 18 December 2015. Following the delisting, the ADSs will continue to be traded in the over-the-counter markets, and The Bank of New York Mellon Corporation will continue to act as the Company’s ADR depositary pursuant to the existing Deposit Agreement. The Company has not arranged for the listing or registration of the ADSs or the ordinary shares on another national securities exchange in the United States or for the quotation of the ADSs or the ordinary shares in a quotation medium in the United States.

By Order of the Board Hong Kong Television Network Limited Wong Nga Lai, Alice Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 27 November 2015

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the independent non-executive directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

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